Vicarious Surgical Inc.

78 Fourth Avenue

Waltham, Massachusetts 02451

December 4, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Vicarious Surgical Inc. (the “Company”)
Registration Statement on Form S-3
File No. 333-291483
Request for Acceleration

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company respectfully requests acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of the Registration Statement on Form S-3 (File No. 333-291483) (the “Registration Statement”) of the Company. The Company respectfully requests that the Registration Statement become effective as of 4:30 p.m., Washington, D.C. time, on December 8, 2025, or as soon as practicable thereafter.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Robert A. Petitt of Blank Rome LLP at (617) 415-1219 and that such effectiveness also be confirmed in writing.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 868-1700 or our attorney, Robert A. Petitt, at the number above. Thank you for your assistance.

Very truly yours,

Vicarious Surgical Inc.

By:	/s/ Stephen From
Name:	Stephen From
Title:	Chief Executive Officer

cc:	Robert A. Petitt, Esq., Blank Rome LLP